[Mittal Logo]


26 April, 2005
For more information, please contact
Nicola Davidson
T +44 (0) 20 7543 1162
Paul Weigh
T +44 (0) 20 7543 1172


                                  NEWS RELEASE


For immediate release

             Mittal Steel Company N.V. announce expected savings in
                   the USA following completion of ISG merger

Rotterdam, The Netherlands, 26 April 2005 - Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT), the world's most global steel producer, announced today the following savings that it expects to achieve in the USA following the recently completed merger with International Steel Group.

     o    Over $200 million annually in purchasing and manufacturing alone

          - Purchasing synergies currently projected at $150 million annually due to changes in mix of purchased goods, purchase-price reductions, and integrated purchasing processes

          - Manufacturing synergies will be at least $60 million annually, based on mix and facility optimization plus sharing of best practices

     o Further operating synergies (e.g., reduced S,G, & A) projected at approximately $20 million

     o One-time improvements (e.g., inventory reduction) estimated at approximately $60 million

     o Significant additional opportunities - not incorporated in above estimates - in such areas as revenue enhancements, reduced capital expenditures, and contract-related improvements in productivity

Forward Looking Statements

Statements in this news release that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding cost savings from recently acquired companies and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel's ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Mittal Steel

Mittal Steel Company is the world's most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol "MT".